Exhibit 12.1

Universal City Florida Holding Co. I and Universal City Florida Holding Co. II and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Fiscal year ended
	December 31, 2005	December 31, 2004	December 27, 2003
	(in thousands)
Earnings
Net income (loss)	$648	$20,238	$(52,284)
Loss from joint ventures	178	1,161	481
Fixed charges	142,777	121,602	122,071
Amortization of capitalized interest	6,759	6,691	6,596
Distributions from joint ventures	529	559	1,147
Capitalized interest	(244)	(2,115)	(2,261)

Earnings before fixed charges	$150,647	$148,136	$75,750

Fixed Charges
Interest expense	$141,766	$118,707	$119,027
Capitalized interest	244	2,115	2,261
Interest implicit in rentals	767	780	783

Total fixed charges	$142,777	$121,602	$122,071

Ratio of earnings to fixed charges	1.1	1.2	—

Deficiency of earnings to cover fixed charges	—	—	$46,321